

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Diana Saadeh-Jajeh
Interim Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re: GameStop Corp.**
> **Form 8-K filed March 23, 2021**
> **Response Dated May 12, 2021**
> **File No. 1-32637**

Dear Ms. Saadeh-Jajeh:

We have reviewed your May 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our comment in our April 28, 2021 letter.

Form 8-K filed March 23, 2021

Exhibit 99.1
Non-GAAP results

1. We note your response to comment 1. Your valuation allowance adjustment appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

You may contact Scott Stringer at 202-551-3271 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services